Schering AG spins off Finnish fine chemicals business


Berlin, Germany, June 28, 2001; Schering AG, Berlin (FSE: SCH; NYSE: SHR) is spinning off the fine chemicals business of its Finnish subsidiary Leiras Oy. The new company will be called Leiras Fine Chemicals Oy and start its activities on July 1, 2001.

Leiras Fine Chemicals Oy will be owned equally by Leiras Oy and the French company Produits Chimiques Auxiliaires et de Synthese S.A. (PCAS). After 2003, PCAS has an option to raise its ownership gradually to 100%.

"This spin-off is another step in our strategy to focus our activities on specific areas", said Dr. Hubertus Erlen, Chairman of the Board of Executive Directors of Schering AG. He added that "the co-operation with PCAS will ensure the best utilization of the new company's production and research capacities. At the same time, Leiras Oy can concentrate fully on its core business".

The announced spin-off completes the three-phase restructuring of Leiras Oy. In March 2001 the domestic business of Leiras Oy was spun-off and will operate under the name of Oy Leiras Finland Ab in the future. In November 2000 Leiras Oy's complete inhalation business was spun-off as Focus Inhalation Oy.

The strategic areas of Leiras Oy are contraception and hormone therapy, development of polymers for drug delivery and the treatment of bone disorders. In the field of bone research, Leiras is establishing a research and development center to identify new targets for the treatment of bone disorders and to combine innovative research with modern methods of new drug finding.

Leiras top products, which are distributed worldwide, are the intrauterine hormone delivery system Mirena(R), which was recently launched in the US, and Bonefos(R) for supportive cancer therapy.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.


An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, June 28, 2001
Schering AG
Corporate Communication
For further information please contact:
Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Dr Monika Klutz-Specht - Pharma Communication:
Tel.: +49-30-468 154 35;
Fax: +49-30-468 167 10;
eMail: monika.klutzspecht@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de